August 6, 2014
Craig Wilson
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Re: Electronic Arts Inc.
Form 10-K for the Fiscal Year Ended March 31, 2014
Filed on May 21, 2014
File No. 000-17948
Dear Mr. Wilson:
We are submitting this letter in response to the comment letter, dated July 23, 2014, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the filing listed above of Electronic Arts Inc. (“EA” or the “Company”). The numbering of the paragraphs below corresponds to the numbering of the Staff’s July 23, 2014 comment letter, which, for your convenience, we have incorporated into this response in italics.

Form 10-K for the fiscal year ended March 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.
We note that in your earnings releases filed on Form 8-K on May 6, 2014 and July 22, 2014 and/or in your earnings call you have provided several metrics including but not limited to monthly active users, number of mobile games downloaded and the dollar amount of full game downloads. We also note your presentation of revenue by platform and net revenue composition in your earnings releases. Tell us whether you consider any of these metrics to be key indicators of your revenue and operating performance and tell us what consideration you gave to providing quantitative disclosure of these metrics in your MD&A. See Section III.B.1. of SEC Release 33-8350.

EA’s Response:
Beginning with our Form 10-Q Quarterly Report for the period ending September 30, 2014, we propose to expand our discussion of our digital revenue in our MD&A by including the amount of digital revenue before revenue deferral for each of the categories presented in our earnings release: full game downloads, extra content, subscription, advertising and other, and mobile.  Please see below the proposed presentation.  Further, while we currently discuss in our MD&A the significant changes in our digital revenue before revenue deferral based on these categories, we will expand this discussion.  As digital revenue continues to become a greater portion of our total revenue, we believe this presentation becomes more relevant for investors in understanding how management evaluates and manages our business.

Packaged goods and other
Full game downloads
Extra content
Subscriptions, advertising and other
Mobile
Total Digital
Total Net Revenue Before Revenue Deferral

In light of this additional presentation and discussion in the MD&A and considering that we currently provide three different presentations of our revenue, we propose to remove the “Net Revenue by Geography” presentation and discussion from the MD&A.  The tabular presentation of net revenue by geography would continue to be provided in the “Segment Information” note to the consolidated financial statements.  In addition, we will include a discussion of the impact of any significant foreign currency exchange fluctuations in the “Overview” section of the MD&A.  The two presentations to be included in the MD&A, the GAAP presentation of our product and service and other revenue, and the non-GAAP presentation of our net revenue by revenue composition, would highlight for the reader the performance of our key franchises and titles.  Thus, we believe the continued inclusion of a discussion of the net revenue by geography in the MD&A would not provide sufficient incremental information to better understand our revenue and operating performance.

We also propose to include in the “Segment Information” note to the consolidated financial statements, a tabular presentation of our net revenue by platform.  With respect to the Staff’s comment regarding other metrics, such as monthly active users and number of mobile games downloaded, we provided these operating metrics on our recent earnings call as data points regarding portions of our business to reflect consumer engagement and activity trends, but we do not believe that these metrics are key indicators of our revenue or our operating performance.  Therefore, we do not include these metrics in our MD&A.

Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, Sales Returns and Allowances and Bad Debt Reserves, page 61

2.
We note from your 4th quarter earnings call that last year all of the fiscal 2013 Battlefield 3 Premium revenue was recognized in the fourth quarter, but this year you are recording Battlefield 4 Premium subscription revenue on a ratable basis, smoothing out the revenue over the year. Please explain why all the Battlefield 3 Premium revenue was recognized in the fourth quarter of fiscal 2013. Clarify how you recognize your Battlefield 3 Premium revenue and Battlefield 4 Premium subscription revenue and tell us the estimated life over which you plan to recognize the Battlefield 4 Premium subscription revenues

EA’s Response:
In the second quarter of fiscal year 2013, we released Battlefield 3 Premium (“BF3 Premium”). BF3 Premium was announced to our consumers as including exclusive in-game features (for example, weapons and vehicles) and five specific expansion packs to the Battlefield 3 core game. At the time of announcement, it was uncertain whether the exclusive in-game features and five specific expansion packs would be limited to online game play only or also include an offline software equivalent.

Because BF3 Premium was the first offering of its kind by EA, there was significant uncertainty of consumer acceptance. We concluded that the specific BF3 Premium deliverables were not determinable when BF3 Premium was launched but could include specified software deliverables. Given that the specific BF3 Premium deliverables were not sufficiently determinable when BF3 Premium was launched, we concluded that vendor specific objective evidence of fair value for the potential undelivered specified software elements could not be established. Thus, in accordance with ASC 985-605-25-9, we delayed the recognition of revenue on sales of BF3 Premium until the fourth quarter of fiscal year 2013 when we delivered the final expansion pack and concluded that no other products or services would be delivered to consumers as part of this offering.

Given consumers’ demand for BF3 Premium, in the third quarter of fiscal year 2014, we released Battlefield 4 Premium (“BF4 Premium”). Consistent with what BF3 Premium ultimately was, BF4 Premium is limited to an online game play service. Given the success of BF3 Premium, there is significantly more certainty of consumer acceptance for BF4 Premium. In addition, management has no intention to provide any other deliverables beyond the service with this offering. As such, in accordance with ASC 605-25 and SAB 104 Topic 13, BF4 Premium is deemed to be a software-as-a-service offering that is delivered and recognized ratably over the service period which is estimated to be from the third quarter of fiscal year 2014 to the fourth quarter of fiscal year 2015.

3.
We note during the three months ended June 30, 2013, you completed your annual evaluation of the estimated offering period and based on this assessment, you concluded that for physical software sales made after June 30, 2013, the estimated offering period should be increased to nine months. Please tell us how you considered disclosing the impact this change had on revenue, net income and earnings per share. See ASC 250-10-50-4. In addition, tell us whether there has been any change to the estimated offering period for MMO games.

EA’s Response:
We have disclosed in our Form 10-Q Quarterly Report for the period ending June 30, 2014, the impact of the change in the estimated offering period to revenue, net income and earnings per share for the three months ended June 30, 2014 as well as for the fiscal year ended March 31, 2014. We will continue to provide this information in future filings.

During fiscal year 2014, we concluded that for physical software sales of MMO games after June 30, 2014, the estimated offering period should be reduced from 18 months to six months. We determined the impact of this change was less than $1 million to our fiscal year 2014 net revenue and concluded that the change in estimated offering period for MMO games was not material for disclosure.

Note 15. Stock-Based Compensation and Employee Benefit Plans, page 85

4.	Please tell us your consideration of disclosing the methods used to determine the dividend yield, risk-free interest rate, expected term and expected volatility. We refer you to ASC 718-10-50-2(f).

EA’s Response:
Stock-based compensation (“SBC”) expense related to stock options, our Employee Stock Purchase Plan, and market-based restricted stock units, whose fair values are determined using certain subjective valuation inputs such as dividend yield, risk-free interest rate, expected term and expected volatility, was $22 million, $26 million, and $30 million for the fiscal years ending March 31, 2014, 2013 and 2012, respectively, while all other SBC expense relates to restricted stock units, whose fair value is determined based on the quoted market price of our common stock on the date of grant. Given these amounts represented approximately one percent of total operating expenses for each year presented, we concluded the methods used to determine these inputs were not significant to warrant disclosure.

***

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments, or changes in disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to contact me at (650) 628-7768.

Sincerely,

/s/ Kenneth A. Barker
Kenneth A. Barker
Chief Accounting Officer

cc:	Morgan Youngwood Christine Davis
Securities and Exchange Commission
Blake Jorgenson
Jacob Schatz
Electronic Arts Inc.
John Ebner
KPMG LLP

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